# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netclass Technology Inc., CIK 0001927578
CUSIP: G6427C108
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore, U0, 089057, Singapore, Singapore (U0), 089057
Date of event which requires filing of this statement: 02/20/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-013255
Filed by CIK 0002056403

## Reporting persons
- Sze Kok: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 2,695,500; shared voting power 0; sole dispositive power 2,695,500; shared dispositive power 0; aggregate amount beneficially owned 2,695,500 (8.96% of the class)
  Comment: [1] Lang Wide Investment Inc, a British Virgin Islands Business Company, holds 2,695,500 class A ordinary shares of the issuer. Sze Kok is the sole shareholder and sole director of Lang Wide Investment Inc. and is deemed the beneficial owner of the 2,695,500 class A ordinary shares held by Lang Wide Investment Inc.
  
  [2] The calculation above is based on 30,096,197 class A ordinary shares issued and outstanding as of the date hereof.

## Item 1. Issuer
Name of issuer: Netclass Technology Inc.
Address of issuer's principal executive offices: Unit 11-03, ABI Plaza, 11 Keppel Road Singapore, U0, 089057 Singapore, Singapore, 089057

## Item 2. Person Filing
Name of person filing: Sze Kok
Address of principal business office or, if none, residence: Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore
Citizenship: Hong Kong

## Item 4. Ownership
Amount beneficially owned: 2,695,500
Percent of class: 8.96%
Sole power to vote or to direct the vote: 2,695,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,695,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sze Kok: /s/ Sze Kok, Sze Kok (03/09/2026)